November 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Ronald Alper
David Link

Re:	Shelter Acquisition Corp I
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2022
File No. 001-40567

Ladies and Gentlemen:

This letter sets forth the responses of Shelter Acquisition Corporation I (the “Company”) to the comments of the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on October 25, 2022, File No. 001-40567 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A, filed on October 25, 2022

General

1.       Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not, is not controlled by, and has no substantial ties with a non-U.S. person.

******

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please contact Christian Nagler or Debbie Yee of Kirkland & Ellis LLP at (212) 446-4660 or (713) 836-3630, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Christopher Keber
Name: Christopher Keber
Title: Chief Executive Officer

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Debbie P. Yee, P.C., Kirkland & Ellis LLP